Mail Stop 3561

 					July 14, 2005



Mr. Mark A. Gamble
President
First Community Corporation
P.O. Box 820
Rogersville, TN 37857

	Re:	First Community Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 0-25972

Dear Mr. Gamble:

      We have reviewed your filings and have the following comment.
Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-KSB for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-1
1. The report of your independent accountants refers to "the auditing standards of the Public Company Accounting Oversight Board (United States)" rather than the "the standards of the Public Company Accounting Oversight Board (United States)" as is required by PCAOB
Auditing Standard No. 1, available at www.pcaobus.org, and SEC Release No. 34-49707, available at www.sec.gov. A reference to "auditing standards" of the PCAOB is too narrow and preclusive to other standards applicable to the audit. Please obtain a revised audit opinion from your independent registered public accounting firm and file it with an amended Form 10-KSB.

*    *    *    *

      As appropriate, please amend your Form 10-KSB and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3340 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							George Ohsiek
							Branch Chief



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Mr. Gamble
First Community Corporation
July 14, 2005
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